January 14, 2005


Mail Stop 0409

Terry G. Roussel
President
Cornerstone Realty Fund, Inc.
4590 MacArthur Blvd., Suite 610
Newport Beach, California  92660

Re:	Cornerstone Realty Fund, Inc.
      Registration Statement on Form S-11 Filed December 14, 2004
      Registration No. 333-121238

Dear Mr. Roussel:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Supplementally, provide copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.

2. Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please note that any sales literature that is to be used in connection with this offering must be submitted to us supplementally prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, with your next filing. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

4. Refer to the disclosure concerning your share repurchase program on page 91. Supplementally, please provide a detailed analysis regarding the applicability of the tender offer rules to the share repurchase program. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.

5. We note you use the term "Fund" as part of the corporation`s name.
Please include disclosure on the cover page of the prospectus clarifying that the corporation is not a mutual fund registered under the Investment Company Act of 1940. We refer to the instructions that accompany Item 501(b)(1) of Regulation S-K.

6. Please revise to include the information required by Item
502(b)
of Regulation S-K.

7. Please provide supplemental support for any comparative factual assertions and for management`s belief in qualitative statements. Clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, your statement on page 1 that Non-trade real estate companies have historically demonstrated greater stability and lower overall volatility than traded real estate companies.

8. Throughout the prospectus, please refrain from using the term "dividends" since the payment of dividends implies the existence of current and accumulated earnings and profits. Since the company was recently formed, there is no assurance it will have current or accumulated earnings and profits. Instead, please use the term "distributions."

9. Please revise to include the information in Item 506 of Regulation
S-K or tell us why you are not required to do so.

10. You indicate that prior to the effective date of this prospectus, your advisor and affiliates will have purchased 27,933 shares of your common stock for $200,000. Supplementally, tell us which exemption you will rely upon for the sale of these unregistered securities and provide a brief description of the facts that support your use of that exemption. Further, supplementally provide us with your analysis with respect to the potential for the integration of the offer and sale of common stock to your advisor and affiliates and the public offering of common stock, including a discussion of any relevant staff interpretations. Please refer to Black Box Incorporated (June 26, 1990) and Squadron, Ellenoff, Plesant & Lehrer
(February 28, 1992).  We may have further comment.

11. Please provide the disclosure regarding promoters required by
Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter. Alternatively, please tell us where you have provided the disclosure naming your promoters.

Cover Page

12. The cover page risk factors should concisely highlight the most significant adverse effects related to the offering and should be quantified to the extent possible. Please revise to include the following additional bullet-point risk factors on the cover page:
* risks associated with distribution payments, such as the risk that you may borrow funds, issue new securities or sell assets to make distributions and the risk that distributions may be a return of capital;
* limits on ownership, transferability and redemption of shares.

13. Please revise the seventh bullet point to include the percentage and associated dollar value that will be given to affiliates.

14. Please revise the cover page to state the percentage of offering proceeds that will be available for investments after payment of fees and expenses associated with the offering.

15. Please revise to delete the term "Pacific Cornerstone Capital, Inc." at the bottom of this page. Please note that the current placement of "Pacific Cornerstone Capital Inc." implies that this is a firm commitment underwritten offering. In this regard, we note your statement in the last paragraph. See Item 501(b)(8) of Regulation S-K.

16. Please revise to indicate the maximum percentage of gross offering proceeds that you will pay for dealer manager fees and commissions.

Questions and Answers About this Offering

17. Please be aware that we view the Question and Answer section and the summary section of the prospectus to be one section. Your Q&A section should not repeat any information that appears in the summary, and vice versa. To the extent there is repetitive text in these sections, please revise to eliminate the repetition. We note, for example, that both sections contain information regarding material terms of the offering, investment objectives, and your special dividend. Further, as written together, the Q&A and the summary sections are lengthy and do not provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the summary is repeated in the body of the prospectus. Please revise to provide a brief overview of the salient aspects of the transaction.
See Securities Act Release 33-6900 and Section 3 of Industry Guide
5.

18. We note that your Q&A includes a discussion of the advantages of investing in your company. Please balance this disclosure with a summary of the most significant risks associated with your company and this offering.

19. What is a REIT? Please remove the second bullet point, since not all REITs hold a large, diversified real estate portfolio.

20. Do you currently own any properties?   Please revise your
answer
or revised summary section to include a reference to the term
"blind
pool" offering.

21. Where will the properties you acquire be located? We note that you generally seek to acquire properties in locations with historically high levels of tenant demand. Please expand your disclosure to identify those geographic areas.

22. Will you use temporary acquisition debt financing to purchase properties? We note that during the offering period you may use temporary debt financing to facilitate your acquisitions. Please revise to indicate whether you have any firm commitments for financing from any financial institutions or other lenders.

23. Will you acquire properties in joint ventures? Supplementally, please tell us whether you may also hold properties through tenant-in-common interests. If so, please expand your Q&A to briefly describe the nature of such holdings. Provide additional disclosure in the description of your investment objectives, beginning on page
60.

24. How will you determine the amount of dividends to be paid? Please revise the disclosure to clarify that 90% of your taxable income may exceed your cash available for distribution. Describe how you will fund those distributions in order to maintain your status as a REIT. Clearly state that distributions paid in excess of available cash will constitute a return of capital.

25. Will you have a stock repurchase program? Please revise to indicate whether the investors will be subject to any fees in connection with the stock repurchase program.

Prospectus Summary, page 12

	The Offering, page 12

26. You indicate that if you do not sell $1,000,000 of stock by a certain date, you will terminate the offering and return all subscribers` funds, plus interest. Please clarify the time frame within which you will return payment to investors. Refer to the requirements for transmitting payments under Rule 15c2-4.

27. Please revise to provide a comparison in percentages of the securities being offered to the public and those issued or to be issued to affiliated persons.

Our Advisor, page 13

28. Please revise to disclose that your officers and directors are also officers and directors of the advisor.

      Investment Objectives, page 13

29. Clarify whether you will purchase vacant properties or only properties with tenants already under contract.

Conflict of Interests, page 14

30. Please revise to quantify all fees and compensation.

Risk Factors, page 17

31. Many of your risk factor subheadings state a fact, or describe some aspect of your business, rather than state a risk. These risk factors convey the cause of concern, but not the effect. This requires the reader to infer the risk. Please revise your captions to accurately convey the risks that relate to the facts you present.
For example, but not limited to:

* Because this is an unspecified property offering...;

* The availability and timing of cash dividends is uncertain;

* We may borrow money for dividends to meet the REIT...;

* We may acquire properties from affiliates of our advisor in transactions in which the price will not be the result of arm`s-length negotiations; and

* You have limited control over changes in our policies and operations.

32. Please avoid using generic conclusions such as "adversely affected" and "negatively affected" when describing the risks`
effects.   Replace this, and similar language, with specific
disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

33. Some of your risk factors fail to specifically state the risks that may flow from the facts and circumstances you describe. For example, under We may purchase properties from persons with whom our advisor or its affiliates have prior business relationships..., on page 20 you fail to state the risks that will result from facts you
describe.   Please review and revise each of your risk factors to
state the specific risk that will result from the facts you describe.
Explain how the risk affects Cornerstone Realty or the securities being offered.

34. To the extent possible, avoid generic risk factors. For example, the risk described on page 28 that states "Real estate taxes may increase resulting in our income being reduced" could apply to any company because any company with real estate could be affected by an increase in property taxes. If you wish to retain this risk factor, you must clearly explain how the specific risks apply to your company. Alternatively, delete these risks.

	Investment Risks, page 17

There is no public trading market for our stock, page 17

35. Please delete all mitigating language from risk factors such as
"Although in the future, we may consider opportunities to establish a public securities market for our stock..."

36. Please revise to quantify the ownership restrictions imposed by your charter.

We may also borrow money for dividends to meet the REIT minimum distribution requirement, page 19

37. Please revise to disclose that distributions in excess of available cash will constitute a return of capital to stockholders.
Provide similar disclosure in the summary.

      Our ability to retain key personnel..., page 19

38. We note that you depend to a significant degree upon contributions of key personnel of your advisor. Please revise your disclosure to identify the key personnel.

Risk Related to Conflict of Interest, page 19

Our advisor will face conflicts of interest relating to the purchase and leasing of properties, page 19

39. Please revise to quantify and briefly describe the "other programs" sponsored by your advisor or its affiliates that are currently raising offering proceeds. Provide a more detailed discussion in the conflict of interest section of your prospectus.

      We may acquire properties from affiliates of our
advisor...page
19

40. We note your statement that if the price of your properties costs you in excess of the cost and expenses to affiliates, then substantial justification for such excess will exist. To provide depth to your risk factor, please revise to include an example of such substantial justification.

41. Please revise to disclose whether you will use an independent third party appraiser when acquiring property.

      Our adviser, its affiliates and our officers will face competing demands..., page 20

42. Please revise to quantify the amount of time that your adviser and its affiliates will dedicate to Cornerstone Realty.

Our adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements..., page 21

43. Some of the factors you have listed in the bullet points under this risk factor appear to be risks that you have already addressed elsewhere in the risk factors section. Please revise to delete all redundancies. Also, consider combining this risk factor with the similar risk factor on page 20.

      Risks Related to This Offering and Our Corporate Structure, page 22

	The payment of the subordinated performance fee due upon termination..., page 23

44. In order to give depth to your disclosure, revise to quantify the subordinated performance fee.

Your investment return may be reduced if we are required to register as an investment company..., page 24

45. Please revise your disclosure to explain why you believe you may be required to register as an investment company under the Investment
Company Act of 1940.  Alternatively, delete this risk factor.

You may not be able to sell your stock under the proposed stock repurchase program, page 25

46. You indicate that you will not adopt the proposed stock repurchase program until completion of this offering unless you receive an exemption from the SEC. Please revise to provide a description of the relief sought from the SEC. Also, indicate whether you have applied to the SEC for such relief. If not, tell us why you believe this language is appropriate. Alternatively, delete this and similar language throughout your prospectus.







      General Risks related to Investments in Real Estate, page 27

Economic and regulatory changes that impact the real estate market may adversely affect our operating results..., page 27

47. The factors you have listed in the bullet points under this risk factor appear to be risks that you have already addressed elsewhere in the risk factors section. Please delete all redundancies.

Adverse economic and worldwide political conditions could negatively affect our returns and profitability, page 27

48. We note you have presented four risks that are market and economic challenges, many of which could apply to any company. Please consider discussing each of these risk factors under a separate caption that adequately describes the risk being presented.
Focus on how these risks may affect your business in a degree or manner that is different or more significant than other companies.

      We expect to acquire many properties in the future..., page
28

49. Please revise this risk factor and explain how the risk described in each bullet point affects Cornerstone Realty or the securities being offered.

      Real estate related taxes may increase resulting in our income being reduced, page 28

50. Please revise to discuss any proposed changes that would have the affect of increasing your real estate taxes. Alternatively, delete this risk factor.

Costs incurred in complying with governmental laws and regulations may adversely affect our income, page 28

51. Please revise to identify and briefly discuss the material laws and regulations that may adversely affect your income and cash available for dividends.

We may acquire and finance portfolios of properties that....may require us to maintain specified debt levels for a period of years on some properties, page 30

52. You indicate that loan provisions could materially restrict you from selling or otherwise disposing of or refinancing properties. Please revise to reconcile this with your investment objective to preserve stockholder capital by owning and operating real estate on an all cash basis with no permanent debt financing. Also, consider defining "permanent financing" in the beginning of your prospectus.



      Federal Income Tax Risks, page 32

If you elect to reinvest your dividends in our common stock, you will have current tax liability on the amount you invest, page 33

53. The disclosure in this risk factor appears more appropriate for the body of your prospectus. Please revise to explain why this risk factor makes this offering speculative or risky. Alternatively, delete this risk factor.

      Future tax changes could adversely affect you, page 34

54. Please revise to discuss any proposed changes to the federal income tax laws governing REITs or the administrative interpretations of those laws. If there are no proposed changes, please revise to explain how this risk factor makes this offering speculative or risky. Alternatively, delete this risk factor.

Cautionary Note Regarding Forward-Looking Statements, page 36

55. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:

* delete any references to Section 27A or Section 21E; or

* make clear each time you refer to those sections that the safe harbor does not apply to initial public offerings.

Estimated Use of Proceeds, page 36

56. We note that you plan to pay your advisor an acquisition fee upon
the receipt of offering proceeds rather than at the time a
property
is acquired.  Do you intend to adjust the amount of previously paid
acquisition fees as properties are acquired? Please revise your disclosure as necessary in the Estimated Use of Proceeds on page 37 and the Management Compensation table on pages 49 and 52.

57. Please revise the table to include separate line items for reserves for operations, capitalized tenant improvements, leasing expenses, and acquisition expenses. Refer to Appendix I of Industry
Guide 5.

Management, page 38

58. Please revise to include the disclosure required by Item 404 of
Regulation S-K, regarding certain relationships and related party transactions. Refer to Item 23 of Form S-11.

      Executive Officers and Directors, page 39

59. Please revise to state the term of office for each named executive officer. See Item 401(b) of Regulation S-K.

      Initial Investment by Our Advisor, page 47

60. We note that your advisor will purchase 27,933 shares of stock prior to the effective date of this prospectus. Please revise to disclose whether this purchase will count toward meeting the minimum offering amount threshold.

Management Compensation, page 48

61. Please expand your description of the acquisition fees to explain how the actual amounts will be determined.

62. Refer to the last sentence in footnote (5), where you compare your asset management fee to the asset management fees of companies that use 50% leverage. Please revise to discuss the effect if you leverage your properties. We note that you intend to be an all-cash
REIT, but that your charter permits borrowings up to 75% of the cost of your assets and that your independent directors can approve excess borrowing.

Conflicts of Interests, page 54

Our Advisor`s Interests in Other Real Estate Programs, page 54

63. Please identify the affiliates of your advisor that are general partners and managing members of other real estate programs and describe the nature of the affiliate relationship to your advisor. Also disclose the number of other real estate programs.

Our Board`s Loyalties to Existing and Future Programs Sponsored by Our Advisor, page 55
Fiduciary Duties Owed by Some of Our Affiliates to Our Advisor and Our Advisor`s Affiliates, page 56

64. Please revise to identify your directors that will also be directors of your advisor. Similarly, identify your executive officers and directors that are also executive officers and directors of Cornerstone Ventures, Inc. and Pacific Cornerstone Capital, Inc.

	Lack of Separation Representation, page 56

65. If a conflict arises between Cornerstone and the Advisor or Cornerstone and an individual officer or director of Cornerstone and the Advisor, disclose whether Preston Gates & Ellis, LLP, a
Professional Corporation will represent Cornerstone.

	Approval of Our Independent Directors, page 56

66. Please revise to disclose that you currently have no independent directors and clarify that a majority vote of independent directors, at present, is not possible.

Investment Objectives and Acquisition Policies, page 60

67. Please revise to indicate the geographic area or areas in which you propose to acquire real estate or interest in real estate.

Plan of Operation, page 66

	General, page 66

68. You indicate that your advisor may establish reserves from the gross offering proceeds, out of cash flow from operating properties or out of net sale proceeds from the sale of your properties. Please revise to expand your description of the reserves. For example, explain the purpose of the reserve account. Also, revise your use of proceeds section to the extent that proceeds will be used from this offering to fund the reserve account.

	Liquidity and Capital Resources, page 66

69. We note that you are dependent on your advisor to fund your offering and organizational activities. We also note that your advisor must raise funds to obtain the cash necessary to advance you funds. Please revise your disclosure to explain why you will rely on your advisor for advances. If your reliance on the advances is to acquire properties, please explain the purpose of this offering. Regardless, revise to disclose the terms of the advances.

Prior Performance Summary, page 71

70. Please revise to include the investment objectives of the public and prior programs clarifying whether the investment objectives are similar to this program.

	Public Programs, page 71

71. Please revise to include the total number of investors. Also, disclose the location of each of the properties by region.

72. Please include a list of all prior public programs by name.
Refer to Item 8.A.3 of Industry Guide 5.




Description of Securities, page 85

      Dividends, page 89

73. Please revise to provide a discussion of any restrictions that limit or prevent you from making a distribution.

74. To the extent that your ability to make distributions to your stockholders will depend, in part, upon your receipt of distributions from your operating partnership, please revise your disclosure to indicate whether or not there are any restrictions on the ability of
Cornerstone Operating Partnership, L.P. to transfer funds to Cornerstone Realty Fund.

	Special 10% Stock Dividend for Early Investors, page 89

75. Please revise to discussion the dilutive affect this special stock dividend will have on stockholders interests in Cornerstone.

Plan of Distribution, page 100

76. Supplementally, please tell us whether you or your dealer-manager intends offer securities through the internet. If so, please tell us whether the electronic offering procedures have previously been cleared with the Division`s Office of Chief Counsel and whether the procedures have changed since they were cleared. If your electronic offering procedures have not been cleared by the Office of Chief Counsel, please describe your procedures to us in detail and explain how they are consistent with Section 5 of the Securities Act. In this regard, we note that Cornerstone Realty Fund, LLC is currently offering securities through its website.

77. Sales to our Affiliates. Please revise to clarify whether sales to your affiliates will count toward the minimum offering amount.

78. Sales Pursuant to Our Dividend Reinvestment Plan. Please revise to clearly state the anticipated cost to the participants by transaction or other convenient reference. For example, do the shares to each participant costs $7.05 per share plus any commissions and fees? Consider including an example to illustrate how you will determine the stock price.









Notes to Balance Sheet

Note 2. Summary of Significant Accounting Policies

Real Estate Purchase Price Allocation, page F-5

79. When disclosing your real estate purchase price allocation policy, include a discussion of the method you use to allocate the purchase price to tangible assets, as well as intangible assets acquired.

Prior Performance Tables

Table V: Sales or Disposals of Properties, page P-11

80. In connection with the total selling price, net of closing costs and GAAP adjustments, disclose the allocation of the taxable gain between ordinary and capital and identify those sales, if any, that are being reported for tax purposes on the installment basis. Refer to Appendix II of Industry Guide 5.

81. Revise your disclosure to indicate that the total acquisition cost, capital improvements, closing and soft costs do not include a pro rata share of original offering costs, as required by Appendix II of Industry Guide 5.

82. It does not appear that the programs included in Table V have investment objectives similar to those of Cornerstone Realty Fund, Inc. If the investment objectives of the programs presented are dissimilar, indicate the differences through footnote disclosure.

Table V: Results of Completed Programs for the Period, page P-12

83. Please supplementally advise us of your basis for including the table presented on page P-12.

84. Please supplementally advise us and clarify your disclosure to address what adjustments were made to the properties` sales prices to arrive at Net Sales Price as presented in this table. Also advise us of the consideration you gave to the carrying value of the properties when determining the Profit from Sales.

85. Please clarify in your disclosure how the Sales Profit (%) is calculated and elaborate upon how this metric varies from the Annualized Sales Profit (%).






Part II

Item 33. Recent Sales of Unregistered Securities, page II-1

86. Please revise your disclosure to provide all of the disclosure required under Item 701 of Regulation S-K. Specifically, if the securities sold to Mr. Roussel were sold for cash, state the aggregate offering price.

Item 36.  Exhibits and Financial Statement Schedules, page II-2

87. Please file your legal and tax opinions with your next amendment or provide draft opinions for us to review.

88. Please revise your disclosure to list all financial statements filed as part of the registration statement, indicating those included in the prospectus. See Item 36(a) of Form S-11.


  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kristi Beshears, Accountant, at (202) 824-
5346
or Linda Van Doorn, Senior Assistant Chief Accountant, at (202)
942-
1964 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 942-1901 or me at (202) 942-1960 with any
other questions.


Sincerely,



Karen J. Garnett
Assistant Director

cc:	Karen Winnett, Esq. (via facsimile)
      Preston Gates & Ellis LLP
??

??

??

??

Cornerstone Realty Fund, Inc.
Page 15